COLUMBIA FUNDS SERIES TRUST II

50606 Ameriprise Financial Center

Minneapolis, Minnesota 55474

January 6, 2012

Ms. Kathy Churko

Securities and Exchange Commission

100 F Street, N E

Washington, DC 20549-4720

Re:	Responses to SEC review of April 30, 2011, May 31, 2011, and August 31, 2011 N-CSR filings for Columbia Funds Series Trust II

Dear Ms. Churko,

This letter is in response to your comments provided telephonically on November 28, 2011 relating to the N-CSR filings for several series of Columbia Funds Series Trust II (the “Trust”) with fiscal years ending April 30, 2011, May 31, 2011 and August 31, 2011. Your comments are set forth below, and each is followed by our response.

1.	In the annual shareholder report for Columbia Recovery and Infrastructure Fund (the “R&I Fund”), the R&I Fund was disclosed as a diversified fund; however, the current prospectus states the R&I Fund is non-diversified. Please explain this discrepancy.

Response: The R&I Fund should have been disclosed as non-diversified in its annual shareholder report, as it is in its prospectus.

We recently implemented a new system to prepare fund financial statements. In this system, when a fund is non-diversified, that information must be added to the fund’s profile during the initial set up process. This was not added to the R&I Fund profile and, as a result, the reporting software defaults this disclosure to reflect a fund as diversified. We are reviewing the setup of all non-diversified funds in the Columbia complex to verify that the non-diversified status is appropriately included in each applicable fund profile.

2.	Is Columbia Management Investment Advisers, LLC (the “Adviser”) entitled to recapture any fees previously waived for the R&I Fund? If so, were any such fees recaptured during the period?

Response: The R&I Fund is not a party to an expense recapture agreement with the Adviser and no such agreement currently exists between the Adviser and/or its affiliates and the series in the Trust. If any such agreement existed, we would include appropriate financial statement disclosure, such as (i) the terms of the

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January 6, 2012

expense recapture agreement, (ii) amounts potentially subject to recovery by the Adviser and/or its affiliates, (iii) the expiration dates of any recoverable amounts and (iv) any amounts actually recovered by the Adviser and/or its affiliates.

3.	In the annual shareholder report for the R&I Fund, the expense ratios have decreased; however, the current contractual expense caps have increased. Please explain. In addition, please provide the current expense ratio for the R&I Fund.

Response: The R&I Fund operated beneath its contractual expense cap for each of the fiscal years ended April 30, 2010 and April 30, 2011. Gross expenses generally decreased for each share class by 0.01%-0.03% from fiscal year 2010 to 2011, while the contractual expense cap for the period July 1, 2011 through June 30, 2012 generally increased by 0.05% (compared to the contractual expense cap which expired on June 30, 2011) for each share class.

When considering expense caps during the annual contract renewal process (which generally occurs in the first half of the calendar year), the Adviser reviews various factors, including a fund’s current and prior annual expense ratios and expense ratios of a peer group of similar funds. If both of the fund’s expense ratios are below the median expense ratio of the peer group, the fund typically will not have an expense cap. During the 2011 contract renewal process, the R&I Fund’s expense ratios were below its peer group median, which would ordinarily result in no expense cap for the following annual cycle.

On September 27, 2010, the R&I Fund’s Class Z shares became available. As this occurred prior to the annual expense review process and resulting determination of expense caps, the Adviser committed, at that time, to extend the annual expense cap at a rate not to exceed the then-current cap, plus up to 0.05%. As noted above, when the R&I Fund was reviewed during the 2011 contract renewal process, it would not have received an expense cap. As a result, R&I Fund shareholders will benefit from an expense cap through June 30, 2012, should expenses increase to that level.

For the period from May 1, 2011 through November 30, 2011, the annualized gross expense ratio for Class A shares of the R&I Fund was 1.21% (compared to 1.16% for the year ended April 30, 2011 and an expense cap of 1.43%).

4.	In EDGAR, Columbia U.S. Government Mortgage Fund (the “Mortgage Fund”) is active under two registrants: the Trust and RiverSource Government Income Series, Inc. (“RGISI”). Please confirm whether this is correct.

Response: The Mortgage Fund was a series of RGISI until March 7, 2011, at which time the Mortgage Fund reorganized into a newly formed series of the Trust. RiverSource Short Duration U.S. Government Fund (the “Government Fund”) was also a series of RGISI. The most recent fiscal year-end of the

Responses to N-CSR Comments

January 6, 2012

Government Fund was May 31, 2011, resulting in a Form N-CSR filing for RGISI as of that date. Effective June 3, 2011, the Government Fund was acquired by another fund and as a result, there were no active series remaining in RGISI. We are in the process of formally de-registering RGISI. The Mortgage Fund is properly reflected as a series of CFSTII.

5.	In the annual shareholder report for the Mortgage Fund, certain Interest Only (“IO”) rates disclosed in the Portfolio of Investments seem high. Please explain how the rates were calculated and whether sufficient disclosure is provided in the shareholder report.

Response: The IO rates disclosed represented each security’s yield at period-end. Generally, the low price of certain of these bonds resulted in the high yields. The Mortgage Fund’s footnote for Significant Accounting Policies addresses interest accruals for IOs.

Effective with the September 2011 reporting period, we revised the presentation and disclosure for IO securities in the Portfolio of Investments. As of that time, the Portfolio of Investments reflects the stated coupon rate as of period-end. In addition, each IO security is footnoted with the following disclosure:

“Interest Only (IO) security. The actual effective yield of this security is different than the stated coupon rate.”

We believe that this presentation and disclosure will enhance a reader’s understanding of a fund’s investments in IO securities.

6.	In the annual shareholder report for Columbia Minnesota Tax-Exempt Fund (the “MN Fund”), the Financial Highlights reference inverse floaters. Was there inverse floater activity during the year ended August 31, 2011? If so, were the appropriate disclosures included in the Notes to Financial Statements?

Response: There was no inverse floater activity in the MN Fund during the fiscal years ended August 31, 2010 and 2011. There was, however, inverse floater activity during each of the years ended August 31, 2007-2009. In the Financial Highlights, footnote (c) on the line items for “Expenses prior to fees waived or expenses reimbursed (including interest and fee expense)” and “Net expenses after fees waived or expenses reimbursed (including interest and fee expense)” indicates that the “Ratios include interest and fee expense relating to the Fund’s participation in certain inverse floater programs, if any.” Comparing these line items to those for “Expenses prior to fees waived or expenses reimbursed (excluding interest and fee expense)” and “Net expenses after fees waived or expenses reimbursed (excluding interest and fee expense)”, a shareholder would see, for example, that gross expenses (including interest) and gross expenses (excluding interest) differed in fiscal years 2007-2009. This indicates that the

Responses to N-CSR Comments

January 6, 2012

MN Fund had inverse floater activity (and resulting interest expense) during those periods. Conversely, gross expenses (including interest) and gross expenses (excluding interest) were identical in fiscal years 2010-2011, indicating that the MN Fund did not have inverse floater activity or related interest expense.

In fiscal years 2007-2009, the MN Fund’s Notes to Financial Statements included disclosures explaining inverse floaters, their risks and the impacts to interest income and interest expense. As the MN Fund did not hold any inverse floaters in fiscal years 2010 and 2011, such disclosures are not included in the Notes to Financial Statements.

If you have further questions or comments, please contact the undersigned at (617) 385-9536.

Sincerely,

/s/ Ryan C. Larrenaga

Ryan C. Larrenaga

Assistant Secretary